Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, July 26, 2007

SECOND QUARTER 2007 RESULTS
Operating income from recurring activities: + 62%
Operating margin ratio from recurring activities: 6.9%
Earnings per share: + 62%

Euros in Millions
(except EPS and E/ADS)	Second Quarter			First Half
	2007	2006	Change	2007	2006	Change

Revenues	1,844.6	1,589.0	+ 16.1%	3,619.3	3,163.4	+ 14.4%
Operating Income from
Recurring Activities	128.1	79.1	+ 61.9%	236.0	111.6	+111.5%
Op. Margin Ratio from
Recurring Activities	6.9%	5.0%	+ 190 bp	6.5%	3.5%	+ 300 bp
Net Income	79.6	51.5	+ 54.6%	147.7	76.8	+ 92.3%
EPS on a Diluted Basis (€)	0.75	0.47	+ 61.8%	1.41	0.70	+ 99.8%
E/ADS on a Diluted Basis ($)	1.02	0.63	+ 61.8%	1.90	0.95	+ 99.8%

On July 25, 2007, Technip’s Board of Directors approved the second quarter and first half 2007 consolidated accounts.

Thierry Pilenko, Chairman and CEO, commented: “Second quarter results were driven by sustained revenue growth in the SURF and the Onshore-Downstream businesses largely offsetting the expected slowdown in the Offshore Facilities segment.

The high utilization rate of our vessels at 82% confirms that the subsea business remains robust across all regions and contributes to the continuous improvement of the SURF margins. To meet the demand in the subsea market we have completed the extension of our flexible pipes manufacturing capacities in France and Brazil and our fleet extension program is on track. In the Onshore-Downstream segment where many large projects are in the construction phase, our margin ratio is stable compared to the first quarter.

We signed approximately EUR 1.7 billion of new projects in the second quarter and our backlog remains strong at EUR 9.7 billion. Most of the newly acquired backlog consists of small to medium size projects which confirms the depth of the market. Several large project awards have moved into the second half of 2007 or early 2008 and overall large opportunities continue to expand both offshore and onshore.

Our activity is not sensitive to the short term natural gas price variations and we foresee the development of several large, long-term gas related projects.

As previously announced, we will present Technip’s growth strategy during the third week of October.”

I. OPERATIONAL HIGHLIGHTS

A. ORDER INTAKE

During first half of 2007, Technip’s order intake has reached EUR 3,165.9 million compared to EUR 3,126.7 million in the first half 2006. Listed below are the main contracts that came into force in the first half of 2007 along with their approximate value (Group share) if publicly disclosed:

  a contract with Abu Dhabi Gas Liquefaction Limited for gas compression plants and associated facilities to be located at Das Island, United Arab Emirates (USD 610 million),

  a SURF(1) contract with Petrobras for the Roncador field development, offshore Brazil (approximately USD 150 million),

  a SURF contract with Talisman Energy for the YME field, offshore Norway (approximately EUR 110 million),

  a SURF contract with British Petroleum for the Skarv field, offshore Norway (approximately EUR 90 million),

  a SURF contract with BHP Billiton for the Shenzi field, Gulf of Mexico,

  a contract with CEPSA for a hydrogen plant to be located at their Huelva refinery, Spain (approximately EUR 60 million),

  a SURF contract with Shell for the Ursa and Princess fields, Gulf of Mexico,

  a SURF contract, as a partner in the Asia Pacific Technip-Subsea 7 Joint Venture, with New Zealand Overseas Petroleum Limited for the Tui field development, offshore New Zealand,

  a lump sum project management contract with BYACO for an acetic acid plant, China,

  a service contract with Renault, Nissan and Mahindra to provide general contracting assistance for the construction of an automobile plant, India,

  a contract with a subsidiary of PTT, the national petroleum company of Thailand, for the basic and detailed engineering of four generic wellhead platforms with associated subsea pipelines and tie-ins, for the Arthit gas field, Gulf of Thailand, a contract with Silicium de Provence for preliminary studies pertaining to a polycrystalline silicon production plant dedicated to photovoltaic applications in Saint-Auban, France, and a contract with Petrobras for a new four year charter of the Sunrise 2000 flexible pipe lay vessel operating offshore Brazil (approximately USD 200 million).

Since July 1st, 2007, Technip has also announced the following contract awards which are included in the backlog at June 30th, 2007:

________________________________________

(1) SURF: Subsea Umbilicals, Risers and Flowlines

  a contract with Grupa Lotos S.A. for an hydrocracking unit in its Gdansk refinery, Poland (approximately EUR 472 million),

  a contract with PKN Orlen S.A. on lump sum turnkey basis for services and procurement of materials and equipments and on cost plus fee basis for the construction of a paraxylene complex in its Plock refinery, Poland (approximately EUR 160 million), a service contract with Fort Hills Energy L.P. for the transformation of heavy oil from the bitumen sands of Fort Hills Oil Sands project, in Alberta, Canada,

  a SURF contract with Mariner Energy Inc. for the installation of umbilicals on the Bass Lite field, Gulf of Mexico, and,

  a basic engineering design and support contract with INEOS for a polyethylene plant, China.

At June 30th, 2007, the Group backlog amounted to EUR 9,669.7 million, compared to EUR 11,382.8 million at June 30th, 2006 and EUR 9,878.5 million at March 31st, 2007. The breakdown of the backlog by business segment, at June 30 th, 2007, is as follows:

-	SURF	26.1%	(2)
-	Offshore Facilities	6.2%
-	Onshore-Downstream	65.8%
-	Industries	1.9%

B. PROJECTS, ASSETS AND CAPEX

1) Projects

In the SURF business segment, ongoing projects are progressing in a satisfactory manner in all our areas. In shallow as well as deep water, the vessel utilization rates stand at a high level; they average 82% at Group level. The Agbami project is progressing according to the project schedule, with flexible pipes and umbilicals being manufacturing in Le Trait (France) and Duco in Newcastle (UK) respectively. Offshore installation campaign for flowlines and sea structures on PDET project in Brazil is currently being executed by the Deep Blue.

In the Offshore Facilities business segment, the flare structure on the Akpo FPSO in Nigeria was completed during the second quarter 2007, while the construction of the topsides is ongoing in Korea. On the Perdido Spar project for the Gulf of Mexico, engineering and procurement are progressing. On the Tahiti Spar project, Technip has identified metallurgical problems on some mooring shackles. New shackles are under manufacturing, they will replace the identified failing ones. Deep investigations are ongoing in order to identify the root causes of the metallurgical problems.

In the Onshore-Downstream business segment, a large number of projects are currently in construction phase: LNG Train 6 project in Nigeria and Otway Onshore project are in their final stage, while the projects signed in 2005 in Middle-East, Vietnam and Canada are in full execution. Tensions on construction resources remain strong, notably in the Middle-East. Within a market environment which remains favorable, many large-scale projects should be awarded in the year to come.

In the Industries business segment, projects are progressing satisfactorily.

________________________________________

(2) Concerning long term frame agreement for offshore inspection repair and maintenance, Technip books in its backlog the estimated expected value of these activities for the current year only.

2) Assets and Capex

Flexible manufacturing plants

  Projects to increase the Group’s flexible pipe production plant capacity by 50% and 20% respectively in Vitoria, Brazil, and Le Trait, France, are completed.

  New development programs have been decided to expand Vitoria plant’s storage area and for a new large capacity crane, 800 tons, in Le Trait for vessel loading. These programs should be completed in 2008 and 2009 respectively.

Fleet of vessels

  Acquired in 2006, the Seamec Princess, will be operational, after conversion works, in September 2007 for shallow water indian operations. During second half of 2007, the Skandi Achiever, a new diving support vessel will be delivered to Technip (8 years charter agreement). Another new diving support vessel, which is 50% owned by Technip, will be delivered in 2008 as originally planned. Concerning the new pipelay vessel, based on request for quotation’s answers, the selection of the construction yard should take place during the third quarter 2007.

Overall, capex should amount to EUR 200 million in 2007 (cash impact). Beyond 2007, remaining capex, associated to ongoing vessel and plant development programs amounts to about EUR 500 million.

II. FINANCIALS RESULTS

A. SECOND QUARTER 2007

1) Revenues

At EUR 1,844.6 million, second quarter 2007 Group revenues were up 16.1% compared to the second quarter 2006.

  SURF revenues reached EUR 606.0 million, up 24.6% compared to the second quarter 2006, generated by the Agbami (Nigeria), PDET (Brazil) and Stybarrow (Oceania) projects, as well as medium or small size projects in the North Sea notably.

  Offshore Facilities revenues were EUR 182.7 million, down 40.1% compared to the same period one year ago. The main contributors were the Akpo FPSO (Nigeria) as well as the Perdido and Tahiti Spar projects (Gulf of Mexico).

  Onshore-Downstream revenues were EUR 1,006.0 million, up 34.5% compared to EUR 747.7 million during the second quarter 2006. Main contributors were the four LNG projects in Qatar and Yemen, the three large ethylene steam-cracker projects in Qatar, Kuwait and Saudi Arabia, the Horizon heavy oil project in Canada, as well as the Dung Quat refinery in Vietnam.

  In the Industries segment, second quarter 2007 revenues were EUR 49.8 million.

2) Operating Income from Recurring Activities

Group operating income from recurring activities reached EUR 128.1 million, up 61.9% compared to the second quarter 2006. The associated margin ratio was 6.9%, an increase of 190 basis points compared to 5.0% recorded in the second quarter 2006.

  SURF operating income from recurring activities was EUR 93.9 million during the second quarter 2007, up 146.5% compared to the same period a year ago. It includes EUR 10 million insurance indemnity received for a project executed in Mediterranean sea, which adversely impacted Group results in 2005. The associated margin ratio reached 15.5%, compared to 7.8% in the second quarter of 2006.

  Offshore Facilities operating income from recurring activities was EUR 9.0 million, compared to the EUR 30.1 million in the second quarter 2006. The associated margin ratio was 4.9% in 2007 compared to 9.9% one year earlier. In the second quarter 2006, operating income from recurring activities included income from a contract close-out negotiation.

  Onshore-Downstream operating income from recurring activities for the second quarter 2007 was EUR 31.0 million, compared to EUR 9.8 million during the second quarter 2006. The associated margin ratio stood at 3.1% compared to 1.3% a year ago.

  In the Industries business segment, the operating income from recurring activities was EUR 2.8 million, up 7.7% compared to the second quarter 2006 (EUR 2.6 million). The associated margin ratio was up to 5.6%.

3) Income from Activity Disposal

During second quarter 2007, income from activity disposal, represents the negative impact of the foreign currency exchange rate variation amounted to EUR 0.2 million related to PSSL and PSSI sale in the SURF segment during the first quarter 2007.

During second quarter 2006, income from activity disposal amounted to EUR 5.4 million related to assets in Onshore-Downstream business segment.

4) Operating Income

During second quarter 2007, Group operating income reached EUR 127.9 million, up 51.4% compared to the EUR 84.5 million a year ago. Operating margin ratio stood at 6.9% compared to 5.3% .

5) Results

Net financial charges were EUR 13.5 million, including a EUR 4.8 million negative impact of foreign currency exchange rate variation and from IAS 32/39 on hedging instruments’ fair market value.

Income tax was EUR 32.6 million. The effective tax rate stood at 28.4% .

Net income was EUR 79.6 million, showing a 54.6% increase compared to the second quarter 2006 net income.

As per IFRS, the Earnings Per Share or EPS (diluted Earnings per Share) is calculated by dividing profit or loss attributable to Parent Company’s Shareholders by, the weighted average number of outstanding shares during the period, plus the effect of dilutive stock options calculated according to the “Share Purchase Method” (IFRS 2), plus the average number of weighed attributed performance shares, less treasury shares. In conformity with this method, anti dilutive stock options are ignored in calculating EPS. Dilutive options are taken into account if the subscription price of the stock options plus the future IFRS 2 charge (i.e. the sum of annual charges to be recorded until the end of the plan of stock option) is lower than the share average market price during the period. For the second quarter 2007 this number of shares on a fully diluted basis stands at 105,510,784. Applying the same calculation method to the second quarter 2006, 110,465,787 shares are retained instead of the 108,863,692 shares actually computed for the EPS calculation one year ago.

Fully diluted EPS and E/ADS increased by 61.8% to EUR 0.75 and USD 1.02 compared to EUR 0.47 and USD 0.63, respectively, one year earlier according to this new dilution calculation.

Second quarter 2007 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 79.9 million.

B. FIRST HALF 2007

1) Revenues

At EUR 3,619.3 million, first half 2007 Group revenues were up 14.4% compared to the first half 2006.

2) Operating Income from Recurring Activities

Group operating income from recurring activities reached EUR 236.0 million, up 111.5% compared to the first half 2006. The associated margin ratio was 6.5%, up 300 basis points compared to the 3.5% level recorded in the first half 2006. Operating income from recurring activities excludes income from the sale of activities managed by PSSL and PSSI in the SURF segment and GMF in the Offshore Facilities segment during first quarters 2007 and 2006 respectively as well as those from the sale of several assets in Onshore-Downstream segment during second quarter 2006.

3) Income from Activity Disposal

During the first half 2007, income from activity disposal amounted to EUR 14.4 million (Sale of PSSL and PSSI in the SURF segment) after an EUR 8.0 million goodwill reversal.

During the first half 2006, income from activity disposal amounted to EUR 26.9 million (sale of GMF assets in the Offshore Facilities segment in first quarter and several assets in Onshore-Downstream in second quarter).

4) Operating Income

During the first half 2007, Group operating income reached EUR 250.4 million, up 80.8% compared to the EUR 138.5 million a year ago. Operating margin ratio stood at 6.9% compared to 4.4% .

5) Results

Net financial charges were EUR 34.1 million including a EUR 13.0 million negative impact of foreign currency exchange rate variation and from IAS 32/39 on hedging instruments’ fair market value.

Income tax was EUR 59.4 million. The effective tax rate stood at 28.2% compared to 36.4% one year ago: as per application of IFRS 3, an extraordinary goodwill reduction of EUR 2.5 million was accounted as a non-cash tax charge.

Tax on income from activity disposal amounted to EUR 7.2 million during first half 2007, compared to EUR 1.9 million for the first half 2006.

Net income was EUR 147.7 million, showing a significant 92.3 % increase compared to the first half 2006 net income.

As per IFRS, the Earnings Per Share or EPS (diluted Earnings per Share) is calculated by dividing profit or loss attributable to Parent Company’s Shareholders by, the weighted average number of outstanding shares during the period, plus the effect of dilutive stock options calculated according to the “Share Purchase Method” (IFRS 2), plus the average number of weighed attributed performance shares, less treasury shares. In conformity with this method, anti dilutive stock options are ignored in calculating EPS. Dilutive options are taken into account if the subscription price of the stock options plus the future IFRS 2 charge (i.e. the sum of annual charge to be recorded until the end of the plan of stock option) is lower than the share average market price during the period. For the first half 2007 this number of shares on a fully diluted basis stands at 104,971,742. Applying the same calculation method to the first half 2006, 111,735,582 shares are retained instead of the 108,863,692 shares actually computed for the EPS calculation one year ago.

Fully diluted EPS and E/ADS increased 99.8% to EUR 1.41 and USD 1.90 compared to EUR 0.70 and USD 0.95 respectively, one year ago according to this new dilution calculation.

First half 2007 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 154.2 million.

6) Cash and Balance Sheet

During the first half 2007, the net cash position was almost stable at EUR 1,502.1 million compared to EUR 1,540.3 million. This was primarily due to the change in working capital (EUR 115.4 million), cash generated from operations (EUR 204.6 million) and proceeds from PSSL and PSSI disposal (EUR 66.1 million); dividend payment amounted to EUR 274.7 million, share buy-backs to EUR 86.2 million and capital expenditures to EUR 65.8 million.

Shareholders’ equity at June 30th, 2007 was EUR 2,216.9 million, compared to EUR 2,401.3 million at December 31st, 2006. This reduction is mainly due to the dividend payment which occurred on May 3rd, 2007 for an amount of EUR 274.7 million.

III. DELISTING OF ADS FROM NYSE AND DEREGISTRATION WITH THE SEC

On July 25, 2007, the Board of Directors of Technip approved management’s recommendation to apply for voluntary delisting of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and voluntary deregistration with the U.S. Securities and Exchange Commission (SEC). A dedicated press release was published yesterday, July 25th, 2007 after the closing of Paris and New York exchange markets, providing all the details on this operation.

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The information package on second quarter and first half 2007 results includes this press release and the annexes which follow as well as the presentation published on the Group’s web site (www.technip.com).

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Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material (especially steel) as well as maritime freight price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabian-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; losses in one or more of our large contracts; U.S. legislation relating to investments in Iran or elsewhere where we seek to do business; changes in tax legislation, rules, regulation or enforcement; intensified price pressure by our competitors; severe weather conditions; our ability to successfully keep pace with technology changes; our ability to attract and retain qualified personnel; the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as of January 1, 2006; political and social stability in developing countries; competition; supply chain bottlenecks; the ability of our subcontractors to attract skilled labor; the fact that our operations may cause the discharge of hazardous substances, leading to significant environmental remediation costs; our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where are performing projects; and our ability to remain compliant with the obligations imposed by Sarbanes-Oxley.
Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 20, 2007, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to U.S. GAAP.

With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris.
The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia.
In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

Xavier d’Ouince		Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq		Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website		www.technip.com

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Technip’s shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS, Not audited

Euros in Millions	Second Quarter		First Half

(except EPS, E/ADS and number of shares on a fully	2007	2006	2007	2006
diluted basis)

Revenues	1,844.6	1,589.0	3,619.3	3,163.4

Gross Margin	236.2	166.6	436.9	288.8

Research & Development Expenses	(10.7)	(7.7)	(19.2)	(14.4)
SG&A & Other Operating Income (Expense)	(97.4)	(79.8)	(181.7)	(162.8)

Operating Income from	128.1	79.1	236.0	111.6
Recurring Activities

Income from Sale of Activities	(0.2)	5.4	14.4	26.9

Operating Income	127.9	84.5	250.4	138.5

Financial Income (Charges)	(13.5)	(9.9)	(34.1)	(27.2)
Income of Equity Affiliates	0.3	(0.1)	1.7	0.3

Profit Before Tax	114.7	74.5	218.0	111.6

Income Tax	(32.6)	(19.6)	(59.4)	(30.7)
Tax on Income from Sale of Activities	-	(1.9)	(7.2)	(1.9)
Minority Interests	(2.5)	(1.5)	(3.7)	(2.2)

Net Income	79.6	51.5	147.7	76.8

Net Income	79.6	51.5	147.7	76.8
Restatement of Redemption Premium on	-	-	-	1.9
Convertible Bonds

Restated Net Income	79.6	51.5	147.7	78.7

Average Number of Shares (1) during the
period on a diluted basis	105,510,784	110,465,787	104,971,742	111,735,582

EPS (€) on a Diluted Basis (1)	0.75	0.47	1.41	0.70

E/ADS ($) on a Diluted Basis (2)	1.02	0.63	1.90	0.95

1)
As per IFRS, the Earnings Per Share (diluted Earnings per Share) is calculated by dividing profit or loss attributable to Parent Company’s Shareholders by, the weighted average number of outstanding shares during the period, plus the effect of dilutive stock options calculated according to the “Share Purchase Method” (IFRS 2), plus the average number of weighed attributed performance shares, less treasury shares. In conformity with this method, anti dilutive stock options are ignored in calculating EPS. Dilutive options are taken into account if the subscription price of the stock options plus the future IFRS 2 charge (i.e. the sum of annual charge to be recorded until the end of the plan of stock option) is lower than the share average market price during the period. For the second quarter 2007 this number of shares on a fully diluted basis stands at 105,510,784. Applying the same calculation method to the second quarter 2006, 110,465,787 shares are retained instead of the 108,863,692 shares actually computed for the EPS calculation one year ago. For the first half 2007 the number of shares on a fully diluted basis stands at 104,971,742, and 111,735,582 shares are retained instead of the 108,863,692 shares actually computed for the EPS calculation one year ago.

2)
Earnings per American Depositary Share (E/ADS) are in U.S. dollars and, for all periods, are calculated based upon diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.3520 as of June 29, 2007.

ANNEX I (b)
CONSOLIDATED BALANCE SHEET
IFRS

Euros in Millions	Jun. 30, 2007 (not audited)	Dec 31, 2006* (audited)

Fixed Assets	3,229.5	3,241.1
Deferred Taxes and Other Non-Current Assets	122.0	115.3

NON-CURRENT ASSETS	3,351.5	3,356.4

Construction Contracts	489.0	591.1
Inventories, Customer & Other Receivables	1,583.5	1,651.7
Cash & Cash Equivalents	2,351.6	2,402.8

CURRENT ASSETS	4,424.1	4,645.6

Assets Held for Sale	-	61.5

TOTAL ASSETS	7,775.6	8,063.5

Shareholders’ Equity (Parent Company)	2,216.9	2,401.3
Minority Interests	19.6	15.5

SHAREHOLDERS’ EQUITY	2,236.5	2,416.8

Non-Current Debts	661.5	676.6
Non-Current Provisions	126.5	124.1
Deferred Taxes and Other Non-Current Liabilities	138.2	161.6

NON-CURRENT LIABILITIES	926.2	962.3

Current Debts	188.0	185.9
Current Provisions	113.6	73.8
Construction Contracts	2,227.0	2,138.5
Accounts Payable & Other Advances Received	2,084.3	2,267.4

CURRENT LIABILITIES	4,612.9	4,665.6

Liabilities Directly Related to Assets for Sales	-	18.8

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	7,775.6	8,063.5

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2006	2,401.3
First half 2007 Net Income	147.7
Capital Increases	30.8
IAS 32 and 39 Impacts	0.6
Dividend Payment	(274.7)
Treasury Shares	(86.2)
Translation Adjustments and Other	(2.6)
Shareholders’ Equity at June 30, 2007	2,216.9

* Following the analysis supervised by Technip auditors and performed between the date of the FY 2006 results press release issuance and the 2006 Annual Report, “construction contracts” has been modified, increasing the total amount of the balance sheet at December 31, 2006 by EUR 364.7 million with no impact on the statement of income and on the shareholders equity.

ANNEX I (c)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
Not audited

	First Half

Euros in Millions	2007	2006

Net Income	147.7	76.8
Depreciation of Property, Plant & Equipment	71.3	67.3
Split Accounting of Convertible Bonds	-	10.0
Stock Option and Performance Share Charge	4.0	0.9
Long-Term Provisions (Employee Benefits)	2.3	0.4
Reduction of Goodwill Related to Realized Income Tax
Loss Carry Forwards not previously Recognized	2.5	-
Deferred Income Tax	(10.2)	(15.7)
Capital (Gain) Loss on Asset / Activity Sales	(15.0)	(26.4)
Minority Interests and Other	2.0	2.2

Cash from Operations	204.6	115.5

Change in Working Capital	115.4	290.1

Net Cash Provided by (Used in) Operating Activities	320.0	405.6

Capital Expenditures	(65.8)	(71.5)
Cash Proceeds from Tangible Asset Sales and Other	1.5	33.1
Cash Proceeds from Financial Asset Sales	66.1	0.1
Change of Scope of Consolidation	-	0.8

Net Cash Provided by (Used in) Investment Activities	1.8	(37.5)

Increase (Decrease) in Debt	(17.6)	(10.5)
Capital Increase	30.8	20.0
Dividend Payment	(274.7)	(91.0)
Share Repurchases	(86.2)	(223.5)
Convertible Bond Softcall Adjustment	-	(63.4)

Net Cash Provided by (Used in) Financing Activities	(347.7)	(368.4)

Foreign Exchange Translation Adjustment	(25.3)	(96.4)

Net Increase (Decrease) in Cash and Equivalents	(51.2)	(96.7)

Cash and Equivalents at Period Beginning	2,402.8	2,187.8
Cash and Equivalents at Period End	2,351.6	2,091.1

	51.2	96.7

ANNEX I (d)
TREASURY AND CURRENCY RATES
IFRS
Not audited

Euros in Millions	Treasury and Financial Debt

	June 30, 2007	Mar. 31, 2007	June 30, 2006*

Cash Equivalents	1,944.1	1,968.6	1,603.8

Cash	407.5	512.7	487.3

Cash & Cash Equivalents (A)	2,351.6	2,481.3	2,091.1

Current Debts	188.0	203.3	174.3

Non Current Debts	661.5	666.5	682.0

Gross Debt (B)	849.5	869.8	856.3

Net Financial Cash (Debt) (A - B)	1,502.1	1,611.5	1,234.8

* In the 2006 Annual Report, fixed terms deposits were reclassified from Cash to Cash equivalents. Fixed terms deposits amounted to EUR 1,210.3 million at June 30th, 2006

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet at

	1H 07	FY 06	1H 06	June 30 2007	Dec. 31 2006	June 30 2006

USD	1.33	1.26	1.22	1.35	1.32	1.29

GBP	0.68	0.68	0.69	0.68	0.67	0.69

     ANNEX II (a)
REVENUES BY REGION
IFRS
Not audited

Euros in Millions	Second Quarter			First Half

	2007	2006	Change	2007	2006	Change

Europe, Russia, C. Asia	294.0	386.7	-24.0%	547.1	704.2	-22.3%

Africa	249.4	305.4	-18.3%	547.7	618.5	-11.4%

Middle East	724.3	433.6	67.0%	1,414.6	879.2	60.9%

Asia Pacific	252.4	129.3	95.2%	441.8	364.9	21.1%

Americas	324.5	334.0	-2.8%	668.1	596.6	12.0%

TOTAL	1,844.6	1,589.0	16.1%	3,619.3	3,163.4	14.4%

ANNEX II (b)
ADDITIONAL INFORMATION BY BUSINESS SEGMENT
IFRS
Not audited

Euros in Millions	2Q 07	2Q 06	Change	1H 07	1H 06	Change

SURF

Revenues	606.0	486.3	24.6%	1,182.3	979.7	20.7%

Gross Margin	140.0	73.3	91.0%	248.1	150.9	64.4%

Operating Income from	93.9	38.1	146.5%	160.1	78.1	105.0%
Recurring Activities

Depreciation	(29.0)	(27.6)	5.1%	(59.2)	(53.9)	9.8%

OFFSHORE FACILITIES

Revenues	182.7	305.0	-40.1%	405.5	598.0	-32.2%

Gross Margin	23.3	48.7	-52.2%	48.7	53.7	-9.3%

Operating Income from	9.0	30.1	-70.1%	20.7	20.0	3.5%
Recurring Activities

Depreciation	(1.7)	(2.2)	-22.7%	(4.0)	(4.5)	-11.1%

ONSHORE-DOWNSTREAM

Revenues	1,006.0	747.7	34.5%	1,930.9	1,486.8	29.9%

Gross Margin	65.1	37.2	75.0%	124.1	69.8	77.8%

Operating Income from	31.0	9.8	216.3%	60.3	11.0	X 5.5
Recurring Activities

Depreciation	(3.7)	(1.1)	236.4%	(6.0)	(3.5)	71.4%

INDUSTRIES

Revenues	49.8	50.0	-0.4%	100.5	98.9	1.6%

Gross Margin	7.3	7.4	-1.4%	15.0	14.4	4.2%

Operating Income from	2.8	2.6	7.7%	5.4	5.1	5.9%
Recurring Activities

Depreciation	(0.4)	(1.6)	-75.0%	(0.5)	(1.9)	-73.7%

CORPORATE

Operating Income	(8.6)	(1.5)	nm	(10.5)	(2.6)	nm

Depreciation	(0.6)	(1.7)	-64.7%	(1.6)	(3.5)	-54.3%

nm = not meaningful

      ANNEX II (c)
ORDER INTAKE & BACKLOG
Not audited

Euros in Millions	Order Intake by Business Segment

	Second Quarter			First Half

	2007	2006	Change	2007	2006	Change

SURF	686.4	382.5	79.5%	1,047.7	658.3	59.2%

Offshore Facilities	165.3	112.0	47.6%	256.4	267.5	-4.1%

Onshore-Downstream	797.4	746.4	6.8%	1,747.3	2,101.1	-16.8%

Industries	35.5	61.1	-41.9%	114.5	99.8	14.7%

TOTAL	1,684.6	1,302.0	29.4%	3,165.9	3,126.7	1.3%

	Backlog by Business Segment

	As of June 30, 2007	As of Mar. 31, 2007	Change

SURF	2,522.8	2,482.6	1.6%

Offshore Facilities	601.9	623.7	-3.5%

Onshore-Downstream	6,366.4	6,579.8	-3.2%

Industries	178.6	192.4	-7.2%

TOTAL	9,669.7	9,878.5	-2.1%

	Backlog by Region

	As of June 30, 2007	As of Mar. 31, 2007	Change

Europe, Russia, C Asia	1,649.6	1,094.4	50.7%

Africa	974.1	1,084.3	-10.2%

Middle East	4,250.0	4,821.9	-11.9%

Asia Pacific	995.0	1,145.3	-13.1%

Americas	1,801.0	1,732.6	3.9%

TOTAL	9,669.7	9,878.5	-2.1%

	June 30, 2007 Backlog Estimated Scheduling

	SURF	Offshore	Onshore-	Industries	Group
		Facilities	Downstream

2H 2007	1,118	299	2,050	101	3,568

2008	1,182	297	2,897	56	4,432

2009 and Beyond	223	6	1,419	22	1,670

TOTAL	2,523	602	6,366	179	9,670

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: July 26, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.